FraserPapers


05008780

FILE No. 82-34837

May 25, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.


SEC MAIL
RECEIVED
PROCESSING
MAY 3 1 2005
213
SECTION

SUPPL

ATTENTION: FILING DESK

Ladies and Gentlemen:

RE: SUBMISSION PURSUANT TO RULE 12G3-2(B)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Fraser Papers Inc. hereby furnishes the following documents:

1. Press Release dated May 19, 2005 as to completion of the sale of the Maine Timberlands.

2. Amended Report of Voting Results dated May 24, 2005.

If the Commission has any questions with respect to this letter or its enclosures, please contact Marina Mueller at 416-359-8634.

Yours very truly,

FRASER PAPERS INC.

by:

Glen McMillan
Senior Vice President
and Chief Administrative Officer

PROCESSED
JUN 09 2005

Enclosures

Fraser Papers Inc.
Suite 200
BCE Place, 181 Bay Street
Toronto, Ontario M5J 2T3
CANADA

Tel 416-359-8605
Fax 416-359-8606
www.fraserpapers.com

Rule 12g3-2(b)
Exemption No. 82-34837

NEWS RELEASE

FraserPapers

Fraser Papers Completes Sale of Maine Timberlands

(All financial references are in US dollars unless otherwise noted)

Toronto, ON (May 19, 2005) – Fraser Papers Inc. (TSX: FPS) today announced that it has completed the sale of approximately 240,000 acres of timberlands in Maine to Heartwood Forestland Fund V Limited Partnership, an investment vehicle managed by The Forestland Group, LLC, for proceeds of $80.5 million. The company intends to use the proceeds from this transaction for general corporate purposes and for redeployment in its core pulp and paper business.

"The closing of this transaction represents further progress on our strategy to reposition assets to focus on our core paper and pulp operations and allows us to achieve significant value for our timberlands. At the same time, we were able to secure the wood fibre supply required for our manufacturing facilities," commented Dominic Gammiero, Fraser Papers' President and CEO.

Fraser Papers continues to own approximately 765,000 acres of timberlands in the Province of New Brunswick.

* * * * * * * *

Fraser Papers is an integrated specialty paper company which produces a broad range of technical, and printing & writing papers. The company has operations in New Brunswick, Maine, New Hampshire and Quebec. Fraser Papers is listed on the Toronto Stock Exchange under the symbol: FPS. For more information, visit the Fraser Papers web site at www.fraserpapers.com.

-30-

Contact:
Ben Vaughan
Senior Vice President
Finance and Corporate Development
(416) 359-8623
vaughanb@fraserpapers.com

Note: This press release contains "forward-looking statements" that are based on certain assumptions and reflect the company's current expectations. The words "believe," "expect," "anticipate," "intend," "estimate" and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements include general economic conditions, interest rates, availability of equity and debt financing and other risks detailed from time to time in the documents filed by the company with the securities regulators in Canada. The company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

FraserPapers

Glen McMillan
Senior Vice-President and
Chief Administrative Officer

AMENDED

May 24, 2005

VIA SEDAR

To the securities regulatory authorities
of each of the Provinces and Territories of Canada

Dear Sirs/Mesdames:

Re: Fraser Papers Inc. —Report of Voting Results pursuant to section 11.3 of National Instrument *51-102 Continuous Disclosure Obligations* ("NI 51-102")

Following the annual meeting of shareholders of Fraser Papers Inc. (the "Corporation") held on May 5, 2005 in Toronto, Ontario (the "Meeting"), and in accordance with section 11.3 of NI 51-102, we hereby advise you of the following.

At the Meeting there were 3,034 shareholders represented in person or by proxy holding 21,645,575 common shares, representing 71.88% of the 30,111,976 issued and outstanding common shares.

Election of Directors

All of the directors nominated for election at the meeting were elected by acclamation.

Appointment of Auditors

The shareholders approved the reappointment of Ernst & Young LLP as the Corporation's auditors and authorized the Corporation's directors to determine their remuneration.

There were no other matters coming before the meeting that required a vote by the shareholders.

Yours truly,

FRASER PAPERS INC.

signed *"Glen McMillan"*

Glen McMillan
Senior Vice President
and Chief Administrative Officer

Fraser Papers Inc.
Suite 200
BCE Place, 181 Bay Street
Toronto, Ontario M5J 2T3
CANADA

Tel 416-359-8635
Fax 416-359-8606
mcmillag@fraserpapers..com
www.fraserpapers.com